Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

SCHEDULE 14A

(Form Type)

CYNERGISTEK, INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

		Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid		$17,723,525(1)(2)	0.0000927	1,642.97(3)
Fees Previously Paid		$-		-
Total Transaction Valuation	$
Total Fees Due for Filing				1,642.97
Total Fees Previously Paid				-
Total Fee Offsets				-
Net Fee Due				1,642.97

(1)Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The maximum aggregate value was determined based upon the sum of (A) 13,256,570 outstanding shares of CynergisTek common stock (as of July 11, 2022) multiplied by $1.25 per share; (B) 682,250 shares of CynergisTek common stock issuable upon settlement of restricted stock units (as of July 11, 2022) multiplied by $1.25 per share; and (C) $300,000, which represents the amount to be paid in consideration of the cancellation of the Horton Warrant.

(2)Because the applicable exercise price of all Company Options is greater than the Per-Share Merger Consideration, all Company Options will be cancelled at the time of the Merger without any consideration.

(3)In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0000927.